

Brian Zamudio · 3rd

CEO, Persistence Data Mining

San Diego County, California, United States ·

500+ connections · Contact info



Persistence Mining Inc.



Santa Barbara City College

Featured



Lab:
Process of handling and testing samples is slow, expensive and inherently inaccurate
$5.1 B
Spent on Precision Agriculture
1 Acre of land = 1 football field
1 Sample = limited data map
OUR SOLUTION: HYPERSPECTRAL TECHNOLOGY
PRECISION MAPPING
Hyperspectral soil analysis can quickly record multiple soil readings

Persistence Data Mining - Research & Development World

Research & Development World

Category: Analytical/Test Developers: Ohio Soybean Council Co-Developers: Persistence Data Mining...

OHIO SO
COUNC

OSC and Persistence Data Mining, Inc. Win R&D 100 Award for Soil Nutrient Mapping Technology

Soy Ohio

The Ohio Soybean Council (OSC), in partnership with Persistence Data Mining, Inc. (PDMI), has wo

Experience



CEO

Persistence Mining Inc. · Full-time

Apr 2012 – Present · 8 yrs 11 mos

La Jolla, CA

PDMI is setting the standard in Soil Health with the introduction of the SoilyticsTM solution, our hyperspectral soil nutrient mapping technology. Imaging allows us to take many more samples more quickly and efficiently. The importance of soil health is a global concern. It is important to essential services like food production, climate change, prevention of land degradation, water quality and the nutritional quality of our food.

Member of the Board

Tonogold Resources Inc (TNGL)

2003 – Present · 18 yrs

La Jolla, CA

Gold, Silver, and iron ore exploration and mining in NV and Mexico.

Vice President

Prospect Uranium

Aug 2005 – Jun 2011 · 5 yrs 11 mos

Business Development, Team formation, Geologist management,

Education



Santa Barbara City College

Finance and Financial Management Services

1985 – 1987

Marketing and Sales

Volunteer experience

logistics for fundraiser

Warrior Foundation at Freedom Station San Diego

Apr 2015 – Present • 5 yrs 11 mos

Social Services

Assisted with logistics and funding for fundraiser



House Builder

Habitat for Humanity International

Sep 2014 – Present • 6 yrs 6 mos

Poverty Alleviation

Contributor and home building assistane

Skills & endorsements

Strategic Planning · 41

Bob Farmer and 40 connections have given endorsements for this skill

Mergers & Acquisitions · 33

Endorsed by **Julian Zegelman, who is highly skilled at this**

Business Strategy · 31

Bob Farmer and 30 connections have given endorsements for this skill

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